PROSPECTUS

                          The CIT Group Holdings, Inc.
                                 Debt Securities

                                ---------------

     The CIT Group Holdings, Inc. (the "Corporation") intends to issue from time to time, in one or more series with the same or various terms, debt securities (the "Debt Securities"), which may be either senior (the "Senior Securities") or senior subordinated (the "Senior Subordinated Securities") in priority of payment, with an aggregate initial offering price not to exceed $9,461,000,000 (or (i) if the principal of the Debt Securities is denominated in a foreign currency, the equivalent thereof at the time of offering, or (ii) if the Debt Securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price of $9,461,000,000). Each Debt Security will be a direct, unsecured obligation of the Corporation and will be offered to the public on terms determined by market conditions at the time of sale. The Corporation may sell its Debt Securities (i) directly to purchasers, (ii) through agents designated from time to time, (iii) to dealers, or (iv) through an underwriter or a group of underwriters. The specific designation, aggregate principal amount, currency of payment, authorized denominations, purchase price, maturity, rate and time of payment of any interest, any redemption terms, the designation of each Trustee acting under the applicable Indenture, any listing on a securities exchange, or other specific terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") will be set forth in the accompanying supplement to the Prospectus (the "Prospectus Supplement"), together with the terms of offering of the Offered Debt Securities. The Corporation reserves the sole right to accept or reject, in whole or in part, any proposed purchase of Offered Debt Securities.

     If any agents of the Corporation or any dealers or underwriters are involved in the sale of the Offered Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers, or underwriters and any applicable agent's commission, dealer's purchase price, or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Corporation from such sale will be (i) the purchase price of such Offered Debt Securities less such commission in the case of an agent, (ii) the purchase price of such Offered Debt Securities in the case of a dealer, or (iii) the public offering price less such discount in the case of an underwriter and less, in each case, other applicable issuance expenses. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers, and underwriters.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is June 6, 1997.

     NO SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE CORPORATION OR ANY DEALER, AGENT, OR UNDERWRITER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED BY REFERENCE, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE ANY OFFER BY ANY DEALER, AGENT OR UNDERWRITER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR SUCH DEALER, AGENT OR UNDERWRITER TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION AND ITS SUBSIDIARIES SINCE THE DATE OF THE INFORMATION CONTAINED HEREIN.

                                ---------------

                              AVAILABLE INFORMATION

     The  Corporation  is  subject  to  the  informational  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Certain of the Corporation's securities are listed on the New York Stock Exchange and reports and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission by the Corporation are incorporated by reference in this Prospectus:

          (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, together with the report of KPMG Peat Marwick LLP, independent certified public accountants;

          (b) The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

          (c) The Corporation's Current Reports on Form 8-K dated January 23, 1997 (as amended by Form 8K/A dated February 14, 1997), February 13, 1997, and April 17, 1997.

     All documents filed by the Corporation pursuant to Sections 13(a) and (c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents described above which have been or may be incorporated by reference in this Prospectus other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to:

                           Corporate Secretary
                           The CIT Group Holdings, Inc.
                           1211 Avenue of the Americas
                           New York, New York 10036
                           (212) 536-1390

                                 THE CORPORATION

     The CIT Group Holdings, Inc. (the "Corporation"), a Delaware corporation, is a successor to a company founded in St. Louis, Missouri on February 11, 1908. It has its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 536-1390. The Corporation, operating directly or through its subsidiaries primarily in the United States, engages in financial services activities through a nationwide distribution network. The Corporation provides financing primarily on a secured basis to commercial borrowers, ranging from middle-market to larger companies, and to consumers. While these secured lending activities reduce the risk of losses from extending credit, the Corporation's results of operations can also be affected by other factors, including general economic conditions, competitive conditions, the level and volatility of interest rates, concentrations of credit risk, and government regulation and supervision. The Corporation does not finance the development or construction of commercial real estate. The Corporation has eight strategic business units which offer commercial and consumer financing, and factoring products and services to clients.

     The Dai-Ichi Kangyo Bank, Limited ("DKB") owns eighty percent (80%) of the issued and outstanding shares of common stock of the Corporation. DKB purchased a sixty percent (60%) common stock interest in the Corporation from Manufacturers Hanover Corporation ("MHC") at year-end 1989 and acquired an additional twenty percent (20%) common stock interest in the Corporation on December 15, 1995 from CBC Holding (Delaware) Inc. (formerly known as MHC Holdings (Delaware) Inc.) ("CBC Holding"), a wholly owned subsidiary of Chemical Banking Corporation ("CBC"). The Chase Manhattan Corporation ("Chase") acquired CBC Holding as part of the merger between Chase and CBC on March 31, 1996 and continues to own the remaining twenty percent (20%) common stock interest in the Corporation through CBC Holding. DKB has an option which expires on December 15, 2000 to purchase the remaining twenty percent (20%) common stock interest from Chase.

     In accordance with a stockholders' agreement among DKB, Chase, as successor to CBC, and the Corporation, dated as of December 29, 1989, as amended by an Amendment to Stockholders' Agreement, dated December 15, 1995 (the "Stockholders' Agreement"), one nominee of the Board of Directors is designated by Chase. The Stockholders' Agreement also contains restrictions with respect to the transfer of the stock of the Corporation to third parties.

BUSINESS AND SERVICES

Commercial Lending and Leasing

Business Credit

     The CIT Group/Business Credit offers revolving and term loans secured by accounts receivable, inventories and fixed assets to medium and larger-sized companies. Such loans are used by clients primarily for acquisitions, refinancings, debtor-in-possession and turnaround financings. The CIT Group/Business Credit sells participation interests in such loans to other lenders and will occasionally purchase participation interests in such loans originated by other lenders. Business is developed through direct calling efforts and through other sources originated by new business development officers. The CIT Group/Business Credit is headquartered in New York City, with sales and customer service offices in New York, Chicago, Dallas, Los Angeles, Atlanta and Charlotte.

Capital Finance

     The CIT Group/Capital Finance (formerly known as The CIT Group/Capital Equipment Financing) specializes in customized secured financing and leasing for medium-sized and large corporations in the form of single investor leases, debt and equity portions of leveraged leases, operating leases, direct loans, and sale and leaseback arrangements for major capital equipment and other income producing assets. Such business is developed directly with large companies and through third parties. To strategically target marketing efforts on the aerospace, rail, maritime and energy industries, The CIT Group/Capital Finance, on January 1, 1997, transferred $1.5 billion of equipment financing and leasing assets, along with certain of its operations and employees, to The CIT Group/Equipment Financing. The CIT Group/Capital Finance is headquartered in New York City, with a full service office in New York and additional sales coverage in certain key markets.

Credit Finance

     The CIT Group/Credit Finance offers revolving and term loans to small and medium-sized companies secured by accounts receivable, inventories, and fixed assets. Such loans are used by clients for working capital, in refinancings, acquisitions, leveraged buyouts, reorganizations, restructurings, turnarounds and Chapter 11 financing and confirmation plans. Business is developed through direct calling efforts and through other sources developed by new business development officers. The CIT Group/Credit Finance is headquartered in New York City, with sales and customer service offices in New York, Chicago and Los Angeles and loan production offices in five other cities.

Equipment Financing

     The CIT Group/Equipment Financing (formerly known as The CIT Group/Industrial Financing) offers secured equipment financing and leasing products, including direct secured loans, leases, revolving lines of credit, sale and leaseback arrangements, vendor financing and specialized wholesale and retail financing for distributors and manufacturers, portfolio acquisition, business aircraft financing, third party financing and medical equipment financing. As described above, the $1.5 billion portfolio transfer from The CIT Group/Capital Finance and related realignment of staffing will create a single, nationwide equipment financing franchise. The CIT Group/Equipment Financing is headquartered in Livingston, New Jersey with a network of offices in twenty-two cities, including Tempe, Arizona and Atlanta, Georgia, which also serve as regional and customer service offices.

Commercial Services

     The CIT Group/Commercial Services, one of the largest factors in the United States, offers a full range of domestic and international customized credit protection and lending services. These services include factoring, working capital and term loans, receivable management outsourcing, bulk purchases of accounts receivable, import and export financing and letter of credit programs. The CIT Group/Commercial Services is headquartered in New York City, with full service offices in New York, Los Angeles, Dallas and Charlotte and sales offices in Miami and Hong Kong. Bookkeeping and collection functions are located in a service center in Danville, Virginia.

Consumer Related  Lending

Consumer Finance

     The CIT Group/Consumer Finance offers loans and lines of credit secured primarily by first or second mortgages on residential real estate. The CIT Group/Consumer Finance originates business through various channels including direct marketing to consumers, mortgage brokers and correspondent institutional relationships. This business is headquartered in Livingston, New Jersey with twenty-five offices servicing brokers and consumers in over forty states. Three regional correspondent offices purchase loans from third parties. A national home equity center engages in nationwide direct marketing. Servicing and collection support is provided by The CIT Group/Sales Financing asset service center located in Oklahoma City, Oklahoma and by The CIT Group/Consumer Finance quality control and document center located in Marlton, New Jersey.

Sales Financing

     The CIT Group/Sales Financing, working through dealers, manufacturers and brokers provides retail secured financing on a nationwide basis for the purchase of recreational vehicles, manufactured housing and recreational boats. The CIT Group/Sales Financing also purchases portfolios of these assets from banks, savings and loans, investment banks and others, offers to manufacturers retail and wholesale "private label" financing programs, and provides servicing for portfolios owned by other financial institutions, U.S. government agencies, and securitization trusts. The CIT Group/Sales Financing is headquartered in Livingston, New Jersey with an asset service center in Oklahoma City, Oklahoma, and covers the United States from six regional business centers located in Atlanta, Boston, Kansas City, Sacramento, Oklahoma City and Seattle.

Other

Equity Investments and Venture Capital

     The CIT Group/Equity Investments and its subsidiary The CIT Group/Venture Capital originate and participate in merger and acquisition transactions, purchasing private equity and equity-related securities, and arranging transaction financing. This unit also invests in emerging growth opportunities in selected industries, including the life sciences, information technology, communications and consumer products. Business is developed through direct solicitation or through referrals from investment banking firms, financial intermediaries, or the Corporation's other business units. The CIT Group/Venture Capital is a federal licensee under the Small Business Investment Act of 1958. The CIT Group/Equity Investments and The CIT Group/Venture Capital are headquartered in Livingston, New Jersey.

Multi-National Marketing

     Supplementing the Corporation's marketing efforts, the Corporation's Multi-National Marketing Group promotes the services of the Corporation's various business units to the U.S. subsidiaries of foreign corporations in need of asset-based financing. Business is developed through referrals from DKB and through direct calling efforts. The Multi-National Marketing Group is located in New York City.

REGULATION

     DKB is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Act"), and is registered as such with the Federal Reserve Board. As a result, the Corporation is subject to certain provisions of the Act. In general, the Act limits the activities in which a bank holding company and its subsidiaries may engage to those of banking or managing or controlling banks or performing services for their subsidiaries and to continuing activities which the Federal Reserve Board has determined to be "so closely related to banking or managing or controlling banks as to be a proper incident thereto". The Corporation's current principal business activities constitute permissible activities for a subsidiary of a bank holding company.

     The operations of the Corporation and its subsidiaries are subject, in certain instances, to supervision and regulation by governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, regulating customers' insurance coverages, requiring disclosures to customers, governing secured transactions, and setting collection, repossession, and claims handling procedures and other trade practices. In most states the consumer sales finance and loan business and the consumer mortgage loan and line of credit businesses are subject to licensing or regulation. In some states the industrial finance business is subject to similar licensing or regulation. The consumer mortgage, home equity line of credit, sales finance, and loan businesses, including those conducted by the
Corporation, are also subject to a number of Federal statutes, including the Federal Consumer Credit Protection Act, which requires, among other things, disclosure of the finance charge in terms of an annual percentage rate, as well as the total dollar cost.

     In the judgment of management, existing statutes and regulations have not had a materially adverse effect on the business conducted by the Corporation and its subsidiaries. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders, or interpretations, nor their impact upon the future business, earnings or otherwise, of the Corporation and its subsidiaries.

                        SUMMARY OF FINANCIAL INFORMATION

     The following is a summary of certain financial information of the Corporation and its subsidiaries. The data for the years ended December 31, 1996, 1995 and 1994 were obtained from the Corporation's audited consolidated financial statements contained in the Corporation's 1996 Annual Report on Form 10-K. The data for the years ended December 31, 1993 and 1992 were obtained from audited consolidated statements of the Corporation that are not incorporated by reference in this Prospectus. The data for the quarters ended March 31, 1997 and 1996 were obtained from the Corporation's unaudited condensed consolidated financial statements contained in the Corporation's Quarterly Report on Form
10-Q for the quarter ended March 31, 1997. This summary should be read in conjunction with the financial information of the Corporation included in the reports referred to under "Documents Incorporated By Reference."

                                    Three Months Ended
                                         March 31,                      Years Ended December 31,
                                    ------------------  ---------------------------------------------------------
                                      1997     1996        1996         1995         1994        1993         1992
                                     ------   ------     --------     --------     --------    --------     --------
                                                               (Dollar Amounts in Millions)
Finance income ...................   $437.1   $402.6    $ 1,646.2    $ 1,529.2    $ 1,263.8    $ 1,111.9    $ 1,091.5
Interest expense .................    223.1    207.2        848.3        831.5        614.0        508.0        552.0
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
  Net finance income .............    214.0    195.4        797.9        697.7        649.8        603.9        539.5
Fees and other income ............     57.7     52.7        244.1        184.7        174.4        133.8        113.8
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
  Operating revenue ..............    271.7    248.1      1,042.0        882.4        824.2        737.7        653.3
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
Salaries and employee benefits ...     59.3     56.1        223.0        193.4        185.8        152.1        137.9
General operating expenses .......     40.6     39.8        170.1        152.3        152.1        130.1        123.7
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
Salaries and general operating
   expenses ......................     99.9     95.9        393.1        345.7        337.9        282.2        261.6
Provision for credit losses ......     27.0     27.8        111.4         91.9         96.9        104.9        103.2
Depreciation on operating lease
   equipment .....................     32.1     27.5        121.7         79.7         64.4         39.8         16.7
Minority interest in subsidiary
   trust holding solely debentures
   of the company ................      1.9       --          --          --           --          --            --
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
   Operating expenses ............    160.9    151.2        626.2        517.3        499.2        426.9        381.5
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
Income before provision for income
   taxes and extraordinary item ..    110.8     96.9        415.8        365.1        325.0        310.8        271.8
Provision for income taxes .......     40.7     37.1        155.7        139.8        123.9        128.5        105.3
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
Income before extraordinary
   item ..........................     70.1     59.8        260.1        225.3        201.1        182.3        166.5
Extraordinary item - loss on early
   extinguishment of  debt, net
   of income tax benefit .........       --       --           --         --           --           --           (4.2)
                                     ------   ------    ---------    ---------    ---------    ---------    ---------
   Net income ....................   $ 70.1   $ 59.8      $ 260.1      $ 225.3      $ 201.1      $ 182.3      $ 162.3
                                     ======   ======    =========    =========    =========    =========    =========

     The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated.


Ratios of Earnings to Fixed Charges

                                    Three Months Ended
                                        March 31,                       Years Ended December 31,
                                    ------------------      ------------------------------------------------
                                     1997       1996         1996      1995       1994      1993       1992
                                     -----      ----         ----      ----       ----      ----       ----
Ratio of earnings to fixed charges   1.49        1.46        1.49      1.44       1.52      1.60       1.49

     The ratios of earnings to fixed charges have been computed in accordance with requirements of the Commission's Regulation S-K. Earnings consist of income from continuing operations before income taxes and fixed charges; fixed charges consist of interest on indebtedness, minority interest in subsidiary trust holding solely debentures of the company, and the portion of rentals considered to represent an appropriate interest factor.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities offered hereby will provide additional working funds for the Corporation and its subsidiaries and will be used initially to reduce short-term borrowings (presently represented by commercial paper) incurred primarily for the purpose of originating and purchasing receivables in the ordinary course of business. The amounts which the Corporation itself may use in connection with its business and which the Corporation may furnish to particular subsidiaries are not now determinable. From time to time the Corporation may also use the proceeds to finance the bulk purchase of receivables and/or the acquisition of other finance-related businesses.

                         DESCRIPTION OF DEBT SECURITIES
General

      The Debt Securities will constitute either Superior Indebtedness (as defined below) or Senior Subordinated Indebtedness (as defined below) of the Corporation. Senior Securities may be issued from time to time in one or more separate, unlimited series under one or more separate indentures, each substantially in the form of a global indenture (each such indenture and indentures supplemental thereto are hereinafter referred to as a "Senior Indenture", and collectively as the "Senior Indentures"), in each case between the Corporation and a banking institution organized under the laws of the United States or one of the states thereof (each such banking institution is hereinafter referred to as a "Senior Trustee", and collectively as the "Senior Trustees"). The Senior Subordinated Securities may be issued from time to time as either (i) one or more separate, unlimited series of Debt Securities constituting senior subordinated indebtedness under one or more separate indentures, each substantially in the form of a global indenture (each such indenture and indentures supplemental thereto are hereinafter referred to as a "Senior Subordinated Indenture", and collectively as the "Senior Subordinated Indentures"), in each case between the Corporation and a banking institution organized under the laws of the United States or one of the states thereof (each such banking institution is hereinafter referred to as a "Senior Subordinated Trustee", and collectively as the "Senior Subordinated Trustees"), or (ii) one or more separate, unlimited series of Debt Securities constituting senior subordinated indebtedness under the Senior Subordinated Indentures which is intended to qualify as "Tier II Capital" under the rules and regulations of the Ministry of Finance of Japan and the risk-based capital guidelines of the Federal Reserve Board, if such series have the limited rights of acceleration described under "Description of Debt Securities--Senior Subordinated Securities" and "Description of Debt Securities--Events of Default". The Senior Indentures and the Senior Subordinated Indentures are sometimes herein referred to as the "Indentures", and the Senior Trustees and the Senior Subordinated Trustees are sometimes herein referred to as the "Trustees".

     The statements under this heading are subject to the detailed provisions of each Indenture. A form of global Senior Indenture and a form of global Senior Subordinated Indenture are filed as exhibits to a previously filed Registration Statement. Wherever particular provisions of an Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

     The Debt Securities to be issued pursuant to this Prospectus, comprised of the Senior Securities and the Senior Subordinated Securities, are limited to an aggregate initial offering price of $9,461,000,000 (or (i) if the principal of the Debt Securities is denominated in a foreign currency, the equivalent thereof at the time of offering, or (ii) if the Debt Securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price of $9,461,000,000). The Senior Indentures do not limit the amount of Debt Securities or other unsecured Superior Indebtedness which may be issued thereunder or limit the amount of subordinated debt, secured or unsecured, which may be issued by the Corporation. Except as described herein under "Description of Debt Securities--Certain Restrictive Provisions", the Senior Subordinated Indentures do not limit the amount of Debt Securities or other unsecured Senior Subordinated Indebtedness which may be issued thereunder or limit the amount of Junior Subordinated Indebtedness, secured or unsecured, which may be issued by the Corporation. Certain other agreements by which the Corporation is bound relating to outstanding debt limit the amount of Senior Subordinated Indebtedness the Corporation may issue. At March 31, 1997, under the most restrictive of such provisions in any such agreement, the Corporation could issue up to approximately $2.133 billion of Senior Subordinated Indebtedness, of which approximately $300.0 million was issued and outstanding as of March 31, 1997. The

Debt Securities will be issued in fully registered form and, with regard to each issue of Offered Debt Securities in respect of which this Prospectus is being delivered, in the manner and in the denominations set forth in the accompanying Prospectus Supplement.

     The Debt Securities may be issued in one or more series of Senior Securities and/or one or more separate series of Senior Subordinated Securities, in each case with the same or various maturities at par or at a discount. Offered Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount, and authorized denominations of the Offered Debt Securities; (ii) the percentage of their principal amount at which such Offered Debt Securities will be issued;
(iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates, or the original issue discount, if applicable; (v) the times at which any such interest will be payable and the date from which any such interest shall accrue; (vi) provisions for a sinking, purchase, or other analogous fund, if any; (vii) any redemption terms; (viii) the designation of the office or agency of the Corporation in the Borough of Manhattan, The City of New York, where the Offered Debt Securities may be presented for payment and may be transferred or exchanged by the registered holders thereof or by their attorneys duly authorized in writing; (ix) if other than U.S. dollars, the currency (including composite currencies) in which the principal of, premium, if any, and/or interest on the Offered Debt Securities will be payable; (x) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of, premium, if any, and/or interest on the Offered Debt Securities may, at the election of the Corporation or the holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xi) if the amount of payments of principal of, premium, if any, and/or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts will be determined; (xii) whether the Offered Debt Securities are Senior Securities or Senior Subordinated Securities, or include both; and (xiii) other specific terms.

     Principal, premium, if any, and interest, if any, less applicable withholding taxes, if any, will be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan, The City of New York, provided that payment of interest, if any, less applicable withholding taxes, if any, may be made at the option of the Corporation by check mailed to the address of the person entitled thereto as it appears on the register of the Corporation. (Section 2.04.)

     The Indentures provide that the Debt Securities will be transferable by the registered holders thereof, or by their attorneys duly authorized in writing, at the office or agency of the Corporation maintained for such purpose in such cities as will be designated in the Prospectus Supplement, in the manner and subject to the limitations provided in the Indentures, and upon surrender of the Debt Securities. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith. (Section 2.06.)

     "Indebtedness", when used in the definition of the terms "Superior Indebtedness", "Senior Subordinated Indebtedness", and "Junior Subordinated Indebtedness", means all obligations which in accordance with generally accepted accounting principles should be classified as liabilities upon a balance sheet and in any event includes all debt and other similar monetary obligations, whether direct or guaranteed.

     "Superior Indebtedness" means all Indebtedness of the Corporation that is not by its terms subordinate or junior to any other indebtedness of the Corporation. As discussed below, the Senior Securities constitute Superior Indebtedness.

     "Senior Subordinated Indebtedness" means all Indebtedness of the Corporation that is subordinate only to Superior Indebtedness. As discussed below, the Senior Subordinated Securities constitute Senior Subordinated Indebtedness.

     "Junior   Subordinated   Indebtedness"   means  all   Indebtedness  of  the
Corporation that is subordinate to both Superior Indebtedness and Senior Subordinated Indebtedness.

Senior Securities

     The Senior Securities will be direct, unsecured obligations of the Corporation, and will constitute Superior Indebtedness issued on a parity with the other Superior Indebtedness of the Corporation. At March 31, 1997, approximately $14.58 billion of outstanding Superior Indebtedness was reflected in the Corporation's consolidated unaudited balance sheet. The Senior Securities will be senior to all Senior Subordinated Indebtedness, including the Senior Subordinated Securities, which at March 31, 1997, totaled $300.0 million outstanding, and Junior Subordinated Indebtedness, none of which was outstanding at March 31, 1997. The subordination provisions applicable to the Senior
Subordinated Securities are discussed below under "Description of Debt Securities--Senior Subordinated Securities".

Senior Subordinated Securities

     The Senior Subordinated Securities will be direct, unsecured obligations of the Corporation subordinated as to principal, premium, if any, and interest to the prior payment in full of all Superior Indebtedness of the Corporation, including the Senior Securities. In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization, or similar proceedings or proceedings for voluntary liquidation, dissolution, or other winding up of the Corporation, whether or not involving insolvency or bankruptcy proceedings, the holders of Superior Indebtedness will first be paid in full before any payment on account of principal, premium, if any, or interest is made on the Senior Subordinated
Securities. An event of default under and/or acceleration of Superior Indebtedness does not in itself result in the suspension of payments on Senior Subordinated Securities. However, in the event the Senior Subordinated Securities are declared due and payable before their expressed maturity because of the occurrence of one of the events of default specified in the Senior Subordinated Indentures, holders of the Senior Subordinated Securities will be entitled to payment only after payment in full of Superior Indebtedness or provision for such payment is made.

     By reason of the foregoing subordination, in the event of insolvency, holders of Superior Indebtedness may recover more, ratably, than the holders of the Senior Subordinated Securities. The Senior Subordinated Securities are intended to rank in all respects on a parity with all other Senior Subordinated Indebtedness, including the Corporation's outstanding Senior Subordinated
Securities, and superior in right of payment to all Junior Subordinated Indebtedness and all outstanding capital stock.

     Senior Subordinated Securities of certain series may meet the requirements necessary for such series to be considered "Tier II Capital" under the rules and regulations of the Ministry of Finance of Japan and the risk-based capital guidelines of the Federal Reserve Board. If it is intended that any series be considered Tier II Capital, such series of the Senior Subordinated Securities may provide that the maturity date of any such series so designated by the Corporation in a supplement hereto will be subject to acceleration only in the event of certain circumstances related to the insolvency of the Corporation.

Certain Restrictive Provisions

     Except as set forth in the next sentence, no Indenture limits the amount of other securities which may be issued by the Corporation or its subsidiaries, but each contains a covenant that neither the Corporation nor any subsidiary will create or incur any mortgage, pledge, or other lien on any of its properties, except intercompany pledges from a subsidiary to the Corporation or to another wholly-owned subsidiary of the Corporation; purchase money liens or liens existing on properties hereafter acquired; liens on properties of subsidiaries existing at the time of acquisition of the subsidiary; liens created in the ordinary course of business by subsidiaries for money borrowed, if such subsidiaries prior to becoming such had borrowed on a secured basis; liens created in the ordinary course of business by subsidiaries operating outside the territorial limits of the United States, if in the countries in which such liens are created it is necessary or appropriate to borrow on a secured basis or to deposit collateral to secure all or any of its obligations; renewals or refundings of any of the foregoing; consensual liens in the ordinary course of business that secure indebtedness which would not be included in total liabilities as shown on the Corporation's consolidated balance sheet; sales of securitized assets or property of the Corporation or its subsidiaries; liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of the Corporation's consolidated tangible net worth; and certain other minor exceptions. (Section 6.04.) In addition, the Senior Subordinated Indentures provide that the Corporation will not permit (i) the aggregate amount of Senior Subordinated Indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of the capital stock plus the surplus
(including retained earnings) of the Corporation and its consolidated subsidiaries or (ii) the aggregate amount of Senior Subordinated Indebtedness and Junior Subordinated Indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus the surplus (including retained earnings) of the Corporation and its consolidated subsidiaries. (Senior Subordinated Indenture Section 6.05.) Under the more restrictive of such tests in the Senior Subordinated Indentures, as of March 31, 1997, the Corporation could issue up to approximately $1.833 billion of additional Senior Subordinated Indebtedness. For information as to restrictions in other agreements on the Corporation's ability to issue Senior Subordinated Indebtedness, see "Description of Debt Securities--General" above.

     The holders of at least a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with the foregoing restrictions. (Senior Indenture
Section 6.06, Senior Subordinated Indenture Section 6.07.)

     Each Indenture provides that, subject to the restrictions described in the first sentence of the first paragraph under this caption, nothing contained in such Indenture will prevent the consolidation or merger of the Corporation with or into any other corporation, or the merger into the Corporation of any other corporation, or the sale by the Corporation of its property and assets as, or substantially as, an entirety, or otherwise. Notwithstanding the foregoing: (i) in the event of any such consolidation or merger in which the Corporation is not the surviving corporation, the surviving corporation must succeed to and be substituted for the Corporation and must expressly assume by an indenture executed and delivered to the applicable Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities then outstanding and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, and (ii) as a condition to any sale of the property and assets of the Corporation as, or substantially as, an entirety, the corporation to which such property and assets will be sold must (a) expressly assume, as part of the purchase price thereof, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, and (b) simultaneously with the delivery to it of the conveyances or instruments of transfer of such property and assets, execute and deliver to the applicable Trustee a proper indenture in form satisfactory to such Trustee, pursuant to which such purchasing corporation will assume the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Debt Securities then outstanding and the performance and observance of every covenant and condition of such Indenture which is required to be performed or observed by the Corporation, to the same extent that the Corporation is bound and liable. (Senior Indenture Section 15.01, Senior Subordinated Indenture Section 16.01.) Compliance by the Corporation with the foregoing restrictions may be waived by or on behalf of the holders of the outstanding Debt Securities. For information as to the modification of each Indenture, see "Description of Debt Securities--Modification of Indenture" below.

     Other than the foregoing restrictions, no Indenture contains covenants of the Corporation or provisions which afford additional protection to holders of outstanding Debt Securities in the event of a highly leveraged transaction involving the Corporation.

Modification of Indenture

     Each Indenture contains provisions permitting the Corporation and the Trustee thereunder to add any provisions to or change in any manner or eliminate any of the provisions of such Indenture or any indenture supplemental thereto or to modify in any manner the rights of the holders of any series of Debt Securities with the consent of the holders of not less than 662/3% in aggregate principal amount of such series of Debt Securities at the time outstanding, except that no such amendment or modification may (i) extend the fixed maturity of any Debt Security, reduce the rate or extend the time of payment of interest thereon, reduce the amount of the principal thereof, or premium, if any, payable with respect thereto, or reduce the amount of an

Original Issue Discount Security payable upon the acceleration of the stated maturity thereof, without the consent of the holder of such Debt Security, or
(ii) reduce the aforesaid percentage of any series of Debt Securities, the holders of which are required to consent to any such amendment or modification, without the consent of the holders of all the Debt Securities of such series then outstanding. (Section 14.02.)

Outstanding Debt Securities

     In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent, or waiver under any Indenture, (i) the principal amount of an Original Issue Discount Security that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof upon an event of default and (ii) the principal amount of a Debt Security denominated in a foreign currency or currencies will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount. (Section 1.02.)

Events of Default

     Each Indenture defines an "event of default" with respect to any series of Debt Securities as being any one of the following events and such other events as may be established for the Debt Securities of a particular series: (i) default for thirty days in any payment of interest on such series; (ii) default in any payment of principal of, and premium, if any, on such series when due;
(iii) default in the payment of any sinking fund installment of such series when due; (iv) default for thirty days after appropriate notice in performance of any other covenant in such Indenture (other than a covenant included in the Indenture solely for the benefit of another series of Debt Securities); (v) certain events in bankruptcy, insolvency, or reorganization; or (vi) default in the payment of any installment of interest on any evidence of indebtedness of, or assumed or guaranteed by, the Corporation (other than indebtedness subordinated to such series), or in the payment of any principal of any such evidence of indebtedness, and with respect to which any period of grace shall have expired, after appropriate notice. (Section 7.01.) Each Indenture provides that the Trustee may withhold notice of any default (except in the payment of principal of, premium, if any, or interest, if any, on any series of Debt Securities) if it considers such withholding in the interests of the holders of such series of Debt Securities issued thereunder. (Section 11.03.)

     Except as set forth below, each Indenture provides that the Trustee thereunder or the holders of not less than 25% in principal amount of any series of Debt Securities then outstanding may declare the principal of all Debt Securities of such series to be due and payable on an event of default. (Section 7.02.) Notwithstanding the foregoing, any series of Senior Subordinated Securities which will be considered "Tier II" may provide that the Senior Subordinated Trustee or the holders of at least 25% in aggregate principal amount of the Senior Subordinated Securities of that series which are then outstanding may declare the principal of all Senior Subordinated Securities of that series to be due and payable immediately only if an event of default pursuant to (v) above shall have occurred and be continuing. Any such series will be designated by the Corporation in a supplement hereto.

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an event of default and the continuation thereof.

     Within 120 days after the close of each fiscal year, the Corporation must file with each Trustee a statement, signed by specified officers, stating whether or not such officers have knowledge of any default, and, if so, specifying each such default, the nature thereof and what action, if any, has been taken to cure such default. (Senior Indenture Section 6.05, Senior Subordinated Indenture Section 6.06.)

     Subject to provisions relating to its duties in case of default, no Trustee is under any obligation to exercise any of its rights or powers thereunder at the request, order, or direction of any holders of any series of Debt Securities, unless such holders shall have offered to such Trustee reasonable indemnity. (Section 11.01.) Subject to such provisions for indemnification, the holders of a majority in principal amount of any series of

Debt Securities outstanding may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee thereunder, or of exercising any trust or power conferred upon such Trustee. (Section 7.08.)

Defeasance of the Indenture and Debt Securities

     The Corporation at any time may satisfy its obligations with respect to payments of principal of the Debt Securities, and premium, if any, and interest, if any, on the Debt Securities of any series by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations (as defined in the Indenture) or a combination thereof sufficient to make such payments when due. If such deposit is sufficient, as verified by a written report of a nationally recognized, independent public accounting firm, to make all payments of (i) interest, if any, on the Debt Securities of such series prior to and on their redemption or maturity, as the case may be, and (ii) principal of the Debt Securities, and premium, if any, on the Debt Securities of such series when due upon redemption or at the designated maturity date, as the case may be, then all the obligations of the Corporation with respect to the Debt Securities of such series and the Indenture insofar as it relates to the Debt Securities of such series will be satisfied and discharged (except as otherwise provided in the Indenture). In the event of any such defeasance, holders of the Debt Securities of such series would be able to look only to such trust fund for payment of principal of, premium, if any, and interest, if any, on the Debt Securities of such series until the designated maturity date or redemption. (Sections 12.01, 12.02 and 12.03)

     Such a trust may only be established if, among other things, (i) the Corporation has obtained an opinion of legal counsel (which may be based on a ruling from, or published by, the Internal Revenue Service) to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred and (ii) at that time, with respect to any series of Debt Securities then listed on The New York Stock Exchange, the rules of The New York Stock Exchange do not prohibit such deposit with the Trustee.

Information Concerning the Trustees

     The Corporation from time to time may borrow from each of the Trustees, and the Corporation and certain of its subsidiaries maintain deposit accounts and conduct other banking transactions with some of the Trustees. A Trustee under a Senior Indenture or a Senior Subordinated Indenture may act as trustee under any of the Corporation's other indentures.

     One of the Senior Trustees, The Chase Manhattan Bank (National Association) ("TCMB"), is an affiliate of Chase, which owns, through CBC Holding, a twenty percent (20%) common stock interest in the Corporation. See "The Corporation". In its Form T-1 Statement of Eligibility to act as Trustee, filed with the Registration Statement of which this Prospectus is a part, TCMB has asserted that it is not a person directly or indirectly controlling, controlled by or under common control with the Corporation. Also therein, TCMB has disclaimed the existence of any admissions of control. Accordingly, TCMB has deemed itself qualified to continue acting as Senior Trustee under its Senior Indenture with the Corporation.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Debt Securities being offered hereby (i) directly to purchasers, (ii) through agents, (iii) to dealers, or (iv) through an underwriter or a group of underwriters.

     Offers to purchase Offered Debt Securities may be solicited directly by the Corporation or by agents designated by the Corporation from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents may be entitled under agreements which may be entered into with the Corporation to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     If a dealer is utilized in the sale of the Offered Debt Securities in respect of which this Prospectus is delivered, the Corporation will sell such Offered Debt Securities to the dealer, as principal. The dealer may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled under agreements which may be entered into with the Corporation to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act.

     If an underwriter or underwriters are utilized in the sale, the Corporation may enter into an arrangement with such underwriters at the time of sale to them providing for their indemnification against certain liabilities, including liabilities under the Securities Act. The names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement which is intended for use by the underwriters to make resales of the Offered Debt Securities in respect of which this Prospectus is delivered to the public.

     Under Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), when an NASD Member participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with the applicable provisions of Section 2720. Chase Securities Inc. ("CSI") is considered by the NASD to be an "affiliate" of the Company for purposes of Section 2720. In those offerings in which CSI, or any other affiliated broker-dealer, will participate, the offer and sale of the Debt Securities will be made in compliance with the requirements of Section 2720. Accordingly, in those instances, no member of the NASD may make sales to any discretionary account without the prior approval of the customer.

     The underwriters, dealers, and agents may be deemed to be underwriters and any discounts, commissions, or concessions received by them from the Corporation or any profit on the resale of Offered Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter and any such compensation received from the Corporation will be described in the Prospectus Supplement. Underwriters, dealers, and agents may be customers of, engage in transactions with, or perform services for the Corporation in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters and agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless the Corporation otherwise agrees the aggregate principal amount of Offered Debt Securities sold pursuant to Contracts will be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Corporation. Contracts will not be subject to any conditions except that the purchase by an institution of the Offered Debt
Securities covered by its Contract must not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be granted to underwriters and agents soliciting purchases of Offered Debt Securities pursuant to Contracts accepted by the Corporation. Underwriters and agents will have no responsibility in respect of the delivery or performance of Contracts.

     The place and time of delivery for the Offered Debt Securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

                                     EXPERTS

     The financial statements listed under the heading "Exhibits, Financial Statement Schedule and Reports on Form 8-K" in the Corporation's 1996 Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the Debt Securities to which this Prospectus relates has been passed upon for the Corporation by Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Paul N. Roth, a director of the Corporation, is a partner of Schulte Roth & Zabel LLP.

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No salesman or any other person has been  authorized by the  Corporation  or any
dealer,   agent,  or  underwriter  to  give  any  information  or  to  make  any representation, other than as contained in this Prospectus or the documents incorporated by reference, in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon. This Prospectus does not constitute any offer by any dealer, agent or underwriter to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful for such dealer, agent or underwriter to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Corporation and its subsidiaries since the date of the information contained herein.


                               -------------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information .....................................................  2
Documents Incorporated by Reference .......................................  2
The Corporation ...........................................................  3
Summary of Financial Information ..........................................  6
Use of Proceeds ...........................................................  7
Description of Debt Securities ............................................  7
Plan of Distribution ...................................................... 12
Experts ................................................................... 13
Legal Opinions ............................................................ 13

================================================================================

================================================================================


                                       THE
                                       CIT
                                     GROUP

                                  The CIT Group
                                 Holdings, Inc.


                                 Debt Securities


                                  ------------
                                   PROSPECTUS
                                  ------------




                                  June 6, 1997

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